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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                          BroadBand Technologies, Inc.
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                                  111309 10 0
                  --------------------------------------------
                                 (CUSIP Number)

                               David F. Henschel
                                AMP Incorporated
                                 P.O. Box 3608
                         Harrisburg, Pennsylvania 17105
                                 (717) 592-4205
                        --------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                September 9, 1997
                  --------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

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    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this Statement: [ ]

                         (continued on following pages)

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                               Page 1 of 6 Pages

 ______________________________         _______________________________
|     Cusip No. 111309  10  0  |  13D  |   Page  2  of    6    Pages   |
|______________________________|       |_______________________________|
 ______________________________________________________________________
|1   |NAME OF REPORTING PERSONS                   AMP Incorporated     |
|    |S.S. OR I.R.S. IDENTIFICATION NO. OF        23-0332575           |
|    |         ABOVE PERSONS                                           |
|----------------------------------------------------------------------|
|2   |CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a) [  ]       |
|    |                                                  (b) [  ]       |
|    |                                                                 |
|----------------------------------------------------------------------|
|3   |SEC USE ONLY                                                     |
|    |                                                                 |
|    |                                                                 |
|----------------------------------------------------------------------|
|4   |SOURCE OF FUNDS*                                                 |
|    |                                                                 |
|    |                                                                 |
|----------------------------------------------------------------------|
|5   |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     |
|    |IS REQUIRED PURSUANT TO 2(d) OR 2(e)                  [   ]      |
|    |                                                                 |
|----------------------------------------------------------------------|
|6   |CITIZENSHIP OR PLACE OF ORGANIZATION               Pennsylvania  |
|    |                                                                 |
|    |                                                                 |
|----------------------------------------------------------------------|
| NUMBER OF  |7  | SOLE VOTING POWER                1,073,063          |
|  SHARES    |---------------------------------------------------------|
|BENEFICIALLY|8  | SHARED VOTING POWER                                 |
|  OWNED BY  |---------------------------------------------------------|
|   EACH     |9  | SOLE DISPOSITIVE POWER           1,073,063          |
| REPORTING  |---------------------------------------------------------|
|PERSON WITH |10 | SHARED DISPOSITIVE POWER                            |
|----------------------------------------------------------------------|
|11  |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     |
|    |                                                                 |
|    |                                              1,073,063          |
|----------------------------------------------------------------------|
|12  |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |
|    |CERTAIN SHARES*                                                  |
|    |                                                 [   ]           |
|----------------------------------------------------------------------|
|13  |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               |
|    |                                                                 |
|    |                                              8.08%              |
|----------------------------------------------------------------------|
|12  |TYPE OF REPORTING PERSON*                                        |
|    |                                              CO                 |
|    |                                                                 |
 ----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

     This Amendment No. 2 to the Schedule 13D dated July 9, 1993 (the ("Schedule 13D") that was filed with the Securities and Exchange Commission on July 12, 1993 by AMP Incorporated, a Pennsylvania corporation ("AMP"), relates to the Common Stock, par value of $.01 per share (the "Common Stock"), of BroadBand Technologies, Inc., a Delaware Corporation (the "Company") and amends Items 2, 3, 4, 5 and 6 of the Schedule 13D.

Item 2.   Identity and Background.

   Item 2 is hereby further amended to indicate:

     1) AMP has approximately 45,000 employees and 244 facilities located in 50 countries and doing business in over 100 countries. AMP serves over 200,000 customer locations worldwide in the following industries: automotive, aerospace, computer networking, power and utilities, telecommunications, industrial, and consumer goods. AMP offers over 700,000 part numbers in over 440 product families, one of the broadest ranges of connection devices.

     2) With respect to AMP's Executive Officers, the following changes have occurred:

          a) Effective January 1, 1995, Benjamin Savidge retired as a director and the Executive Vice President and Chief Financial Officer, and Robert Ripp was elected Vice President and Chief Financial Officer of AMP.

          b) In 1995, Richard P. Clark became President and CEO of M/A-COM, Inc., a wholly owned subsidiary of AMP that designs and manufactures microwave, millimeter wave, wireless telephone and radio frequency interconnection components to the wireless data and telecommunications industries. In addition, William S. Urkiel replaced David C. Cornelius as Controller of AMP, and Jean Gorjat retired as Vice President, Asia/Pacific, and Herbert M. Cole was elected President, Asia/Pacific. Richard P. Clark's business address is 1011 Pawtucket Boulevard, Lowell, MA 01854 and Herbert
               M. Cole's business address is KSP, C-7F, No. 725, 3-2-1 Sakado, Takatsu-ku, Kawasaki, Kanagawa 213, Japan.

          c) In 1996, John E. Gurski was elected President, Global Operations of AMP.

          d) In 1997, Rudolf Gassner was elected President, Global Personal Computer Division of AMP; Juergen W. Gromer was elected President, Global Automotive Division; Javad K. Hassan was elected President, Global Communications Business Group; Nazario Proietto was elected President, Power Technology Division and Phillipe Lemaitre was elected Vice President and Chief Technology Officer. Rudolf Gassner's business address is 3705 Paxton Street, Harrisburg, PA 1711-1416; Juergen W. Gromer's business address is Ampere Str. 7-11, 63225 Langen, Germany; Javad K. Hassan's business address is The Pavilion, Stoke House, Stoke Green, Stoke Poges, Slough SL2 4JL, United Kingdom; and Nazario Proietto's business address is Corso Fratelli Cervi 15, 10093 Collegno (Torino), Italy.

     3)   With respect to AMP's Directors, the following changes have occurred:

          a) Effective December 31, 1994, Jeffrey J. Burdge and William E. Dearden retired as directors of AMP.

                               Page 3 of 6 Pages

          b) Effective January 1, 1995, Takeo Shiina, Chairman of the Advisory Council of IBM Japan, Ltd., a manufacturer of computer systems, and a member of the European and Asian Advisory Boards of Bankers Trust Company, became a director of AMP. His business address is 2-12, Roppongi 3-chome, Minato-ku, Tokyo 106, Japan.

          c) Effective January 23, 1996, Jerome J. Meyer, Chairman and CEO of Tektronix, Inc., became a director of AMP. His business address is 26600 SW Parkway, Wilsonville, OR 97070-1000.

          d) Effective July 24, 1996, Joseph M. Magliochetti, President of Dana Corporation, became a director of AMP. His business address is 4500 Dorr Street, Toledo, OH 43615.

          e) Effective December 31, 1996, Walter F. Raab retired as a director of AMP.

     4) During the last five years, neither AMP nor, to its knowledge, any of its executive officers or directors, including but not limited to Richard P. Clark, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     5) Except as indicated below, each of the current executive officers and directors of AMP, including but not limited to Richard P. Clark, is a citizen of the United States. Takeo Shiina is a citizen of Japan, Juergen W. Gromer is a citizen of Germany, Rudolf Gassner is a citizen of the United States and Germany, Phillipe Lemaitre is a citizen of the United States and France, and Nazario Proietto is a citizen of the United States and Italy.

Item 3.    Source and Amount of Funds or Other Consideration.

     Item 3 is hereby further amended to state that the source of funds used by Richard P. Clark, the only executive officer (or director) of AMP known to hold any securities of the Company, to exercise options that he holds in the Common Stock of the Company or to otherwise acquire shares of such stock will be from personal financial resources, including but not limited to cash, other securities, loans and cashless exercises. The amount of such funds will be dependent on the number of options or shares of the Company's Common Stock, if any, that Mr. Clark elects to exercise or acquire.

Item 4.   Purpose of the Transaction.

     Item 4, as previously amended, is hereby further amended by deleting the last paragraph thereof in its entirety and substituting the following in its place:

     AMP may, as strictly an investment decision, sell all or a portion of the securities of the Company that AMP now holds. Prior to November 3, 1993, AMP was subject to the terms of a Holdback Agreement that it entered into on May 25, 1993 in connection with the Company's initial public offering. That agreement prohibited AMP from selling, transferring, assigning or making any other

                               Page 4 of 6 Pages
disposition of any securities of the Company held by AMP until after December 27, 1993 without obtaining the prior written consent of the underwriters managing that offering. On November 3, 1993, AMP entered into a second Holdback Agreement in connection with the Company's secondary public offering. Under the terms of the second Holdback Agreement, AMP agreed not to sell, transfer, assign or make any other disposition of any securities of the Company held by AMP for the period ending 120 days after the effective date of the registration statement for said secondary public offering, which effectively was the period ending March 4, 1994, without first obtaining the prior written consent of the underwriters managing that offering. Since March 4, 1994, AMP has been under no restrictions with respect to the sale of the Company's securities.

     Richard P. Clark may, as strictly an investment decision, exercise all or any portion of the options he holds or may hereafter receive from the Company in the Common Stock of the Company, purchase shares of the Common Stock of the Company other than by the exercise of options, and/or sell any such acquired shares in the Common Stock of the Company.

Item 5.   Interest in Securities of the Issuer.

   Item 5 is hereby amended in its entirety to read as follows:

     1) As of September 9, 1997, AMP beneficially owned a total of 1,073,063 shares of Common Stock of the Company, constituting approximately 8.08% of the 13,278,972 outstanding shares of Common Stock of the Company. The number of shares of Common Stock of the Company outstanding is the number of such shares outstanding effective August 8, 1997, as such number was disclosed in the Form 10-Q filed by the Company for the quarterly period ended June 30, 1997.

          As of September 9, 1997, Richard P. Clark beneficially owned a total of 13,832 shares of Common Stock of the Company, consisting of 13,832 options that are vested and by which Mr. Clark has the right to acquire shares of Common Stock of the Company within 60 days. These 13,832 shares that are beneficially owned by Mr. Clark represent approximately 0.01% of the 13,278,972 outstanding shares of Common Stock of the Company.

     2) AMP has sole voting and dispositive power with respect to all the shares of Common Stock of the Company beneficially owned by it.

          Richard P. Clark has sole voting and dispositive power with respect to all the shares of Common Stock of the Company beneficially owned by him.

     3) Transactions in the Common Stock of the Company effected by AMP during the past 60 days are set forth below; no transactions in the Common Stock of the Company have been effected by Richard P. Clark during the past 60 days. The sale described below was effected by a sale of the indicated shares of Common Stock on the open market pursuant to Rule 144.

          Closing Date        Price        Quantity Sold         Total Price
          ------------        -----        -------------         -----------

           09/09/97           $10.00          20,000               $200,000

(d) Not applicable.

(e) Not applicable.

                               Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between AMP and Richard P. Clark or between AMP and/or Richard P. Clark and any third person with respect to any securities of the Company.

     Moreover, to the best of AMP's knowledge and belief, there are no current agreements or understandings between either AMP or Richard P. Clark and the Company.





     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 1997
                                               AMP Incorporated

                                                   /s/   Robert Ripp
                                            By:_____________________________
                                                  Robert Ripp
                                                  Vice President,
                                                  Chief Financial Officer

                               Page 6 of 6 Pages